Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(SEC Registration Statement No. 333-189708)

FOR IMMEDIATE RELEASE

First National Bank Establishing Regional Headquarters in Downtown Cleveland

FNB Prepares for Growth with New Public Square Location

Cleveland, OH — July 11, 2013 — First National Bank, the largest subsidiary of F.N.B. Corporation (NYSE: FNB), has announced plans to establish a regional headquarters in downtown Cleveland, Ohio.  FNB recently signed a lease to acquire space in a prominent office building located at 55 Public Square.  The First National Bank office, which is expected to open by the start of the fourth quarter 2013, represents FNB’s initial move into downtown Cleveland and provides opportunity for future expansion.  The announcement follows recent regulatory approval of F.N.B. Corporation’s pending acquisition of Solon, Ohio-based PVF Capital Corp., parent company of Park View Federal Savings Bank, which has 16 offices in the greater Cleveland area.

“We continue to make progress toward completing our acquisition of Park View,” notes Vincent J. Delie, Jr., President and CEO, F.N.B. Corporation.  “We’re also excited about the opportunity to establish operations in Cleveland’s central business district, an indication of our commitment to the Cleveland business community.”

First National Bank’s new Cleveland office will bring together experienced local professionals from commercial and retail banking, wealth management and private banking.  According to Delie, FNB will continue to tap the highly skilled workforce present in the greater Cleveland area to support continued growth.  The 55 Public Square Office will include a full-service branch on the building’s first floor, creating a convenient banking option for local businesses and busy professionals.

First National Bank’s existing deposit market share in the greater Cleveland metropolitan statistical area is expected to reach a top fifteen spot following the completion of the pending Park View acquisition.  The transaction, which is scheduled to close in the fourth quarter 2013, will create a network of more than 25 First National Bank offices in Northeast Ohio.

First National Bank, with more than $12 billion in assets, was founded in Northwestern Pennsylvania nearly 150 years ago.  Since then, the Bank has expanded its reach, delivering comprehensive financial services to 46 counties across Ohio, Pennsylvania, West Virginia and Maryland. First National Bank’s new Cleveland regional office will provide area businesses and busy professionals with one-stop comprehensive financial services. The Bank’s array of sophisticated financial solutions has recently been enhanced by leading-edge advances in online banking, bill pay and mobile banking services.

First National Bank’s new Cleveland headquarters building is owned by Optima 55 Public Square LLC.  In addition to the first floor branch, First National Bank will occupy space on the building’s 14th floor.

About First National Bank of Pennsylvania

First National Bank of Pennsylvania, the largest subsidiary of F.N.B. Corporation (NYSE: FNB), has over 250 full-service locations in Pennsylvania, Ohio, Maryland and West Virginia.  First National Bank has been recognized as a winner of six 2012 Greenwich Excellence in Banking Awards in the categories of Small Business Banking and Middle Market Banking, awards presented solely on the basis of client satisfaction.

About F.N.B. Corporation

F.N.B. Corporation (NYSE: FNB), headquartered in Hermitage, Pennsylvania, is a regional diversified financial services company operating in six states and three major metropolitan areas including Pittsburgh, PA, where it holds the number three retail deposit market share, Baltimore, MD and Cleveland, OH. The Company has total assets of $12.4 billion (including the recently completed acquisition of Annapolis Bancorp, Inc.) and more than 250 banking offices throughout Pennsylvania, Ohio, West Virginia and Maryland. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, asset based lending, capital markets and lease financing. The consumer banking segment provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. F.N.B.’s wealth management services include trust, asset management, private banking and insurance. The Company also operates Regency Finance Company, which has more than 70 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee.

The common stock of F.N.B. Corporation trades on the New York Stock Exchange under the symbol “FNB” and is included in Standard & Poor’s SmallCap 600 Index with the Global Industry Classification Standard (GICS) Regional Banks Sub-Industry Index. Customers, shareholders and investors can learn more about this regional financial institution by visiting the F.N.B. Corporation web site at www.fnbcorporation.com.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

F.N.B. Corporation will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement/prospectus and other relevant documents relating to the merger.

SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation and PVF Capital Corp. have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents PVF Capital Corp. has filed with the SEC by contacting Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: (440) 248-7171.

F.N.B. Corporation and PVF Capital Corp. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from PVF Capital Corp.

shareholders in connection with the proposed merger. Information concerning such participants’ ownership of PVF Capital Corp. common shares will be set forth in the proxy statement/prospectus relating to the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

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MEDIA CONTACT:   Kathy Hammons   724.983.3303    Cell: 724.699.0449    Hammons@fnb-corp.com